Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

October 18, 2018

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AB Bond Fund, Inc. AB Short Duration Income Portfolio Post-Effective Amendment No. 176 File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on August 6, 2018 (the “Post-Effective Amendment”), on Form N-1A for AB Short Duration Income Portfolio (the “Fund”), a series of AB Bond Fund, Inc. (“Registrant”). You provided the Staff’s comments to me by telephone on September 20, 2018.

The Staff’s comments and Registrant’s responses thereto are discussed below. The changes referenced in the responses will be reflected in a Rule 497 filing.

General

Comment 1:	Include ticker symbols on the cover page of the Prospectus.

Response:	The ticker symbols will be included on the cover page of the final Prospectus, which will be included in the Rule 497 filing.

Prospectus

Summary Information

Comment 2:	In the Fund’s expense table, the transfer agent expenses for Class R and Class K are materially higher than those for the other classes of the Fund. Explain supplementally to the Staff the reason for this difference.

Response:	Transfer agent expenses, which are class-specific, are higher for Class R and Class K because those classes have a more expensive fee structure. The higher fee structure is due to expenses payable to plan recordkeepers for sub-transfer-agency services.

Comment 3:	The contractual fee waiver in footnote (d) of the fee table has a blank expiration date. Confirm supplementally that the contractual fee waiver will be effective for a period of at least one year and may be terminated only by the Fund board prior to the expiration date.

Response:	Registrant confirms that the contractual fee waiver will be effective for a period of at least one year and may be terminated only by the Fund board prior to the expiration date.

Comment 4:	The disclosure regarding advisory fee reimbursement in footnote (d) of the fee table should be clarified to indicate that no reimbursement payment will be made that would cause the Fund’s covered operating expenses to exceed the applicable expense limitations “at the time of reimbursement.”

Response:	Registrant has reviewed the disclosure and believes the reimbursement provision is adequately described.

Comment 5:	Consider disclosing that the Fund does not provide portfolio turnover because the Fund is new and has not commenced operations.

Response:	Registrant has considered adding disclosure addressing portfolio turnover and determined that no additional disclosure is warranted at this time due to the anticipated extent of the Fund’s trading.

Comment 6:	Disclosure under “Principal Strategies” refers to the Fund’s dollar-weighted average duration. Please explain the concept of duration and include a simple example of how duration works.

Response:	The risk bullet for “duration risk” under “Principal Risks” explains the concept of duration, including how duration works. The Registrant does not believe a specific example is required or necessary.

Comment 7:	Disclosure under “Principal Strategies” indicates that the Fund may invest in emerging market countries. Please disclose the method for determining how a country is determined to be an emerging market country.

Response:	The section “Additional Risks and Other Considerations – Foreign (Non-U.S.) Securities” discloses how the Adviser determines emerging market countries, which includes reference to classifications by the World Bank. Registrant notes that investment in emerging market countries is not referenced in the Fund’s 65% investment policy or any other investment policy that includes a percentage limitation and believes that additional disclosure on such investment by the Fund is more appropriately discussed outside of the Fund Summary.

Comment 8:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund’s intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.
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Comment 9:	Explain supplementally whether derivatives count towards the Fund’s 65% investment policy, and, if so, how such derivatives will be valued for purposes of this policy.

Response:	Registrant confirms that derivatives count towards the Fund’s 65% investment policy bucket. The disclosure under “Principal Strategies” states that the Fund “invests at least 65% of its total assets in securities of U.S. and foreign governments and their agencies and instrumentalities, [and] derivatives related to such securities . . . . “ For such purpose, derivative positions are valued based on market value.

Comment 10:	Under “Principal Strategies,” for clarity, consider removing “may not” from the disclosure stating that the Adviser “may or may not hedge” foreign currency.

Response:	The Prospectus will be revised in response to this comment.

Comment 11:	The disclosure states that the Fund may take long or short positions in currencies, through the use of currency-related derivatives. Please confirm supplementally to the Staff that expenses associated with short positions will be included in the fee table if appropriate.

Response:	While this disclosure is not intended to refer to short sales that would typically include expenses required to be set forth in the fee table, the Fund confirms that expenses associated with short positions will be included in the fee table to the extent required.

Comment 12:	Under “Principal Risks,” there is a risk bullet for “mortgage-related and/or other asset-backed securities,” but there is no corresponding disclosure for investment in these instruments under “Principal Strategies.” Please revise the disclosure under “Principal Strategies” to reflect these investments. In addition, disclose supplementally to the Staff the anticipated extent of investment of Fund assets in such securities.

Response:

The Prospectus will be revised in response to this request to clarify that government securities include mortgage-backed securities.

Registrant notes that the first sentence of the second paragraph under “Principal Strategies” states that the Fund “may invest in non-government fixed-income securities, including corporate debt securities, non-government mortgage-backed and other asset-backed securities . . . . “ (Emphasis added.)

The Fund has not adopted a specific target or limit with respect to its investments in mortgage-related and/or other asset-backed securities. The extent of investment in these securities may vary and will be based on, among other things, the Adviser’s assessment of investment opportunities consistent with the Fund’s objective and changing market and other conditions.

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Comment 13:	Under “Portfolio Managers,” please revise the disclosure to state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio.

Response:	The Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would be inconsistent with disclosures for other AB mutual funds. The Prospectus will not be revised in response to this comment.

Comment 14:	For the disclosure provided in response to Item 7 of Form N-1A, consider including a reference to tax consequences of dividends and distributions when investing through tax-deferred arrangements.

Response:	Registrant has reviewed the disclosure and believes its current disclosure satisfies the disclosure requirements of Form N-1A, Item 7. The Prospectus will not be revised in response to this comment.

Additional Information About the Fund’s Risks and Investments

Comment 15:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (“IM Guidance Update 2014-08”).

Response:	Registrant has reviewed IM Guidance Update 2014-08. The Fund’s principal strategies and risks are identified in the Fund Summary. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 16:	Disclosure under “Investment in Exchange-Traded Funds and Other Investment Companies” states that the Fund “may invest significantly in shares of ETFs,” but investment in exchange-traded funds (“ETFs”) is not disclosed under “Principal Strategies.”

Response:	Investment in ETFs is not a principal strategy of the Fund. Registrant has reviewed the disclosure and will remove the word “significantly” in response to this comment.

Comment 17:	Please clarify under “Additional Risks and Other Considerations” whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08. In addition, Registrant should also consider reviewing and revising the order of these disclosures. The Staff notes, for example, that investment in foreign securities is described under “Principal Strategies,” but additional disclosure relating to these investments appears in this back section covering additional risks.

Response:	Please see response to Comment 15. Registrant further notes that Item 9 of Form N-1A does not require that principal investment strategies be included in a particular order or location of the Prospectus. Registrant believes that the current order and location of this additional disclosure, which expands upon the Registrant’s disclosures under Item 4, is appropriate. The Prospectus will not be revised in response to this comment.
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Investing in the Fund

Comment 18:	Under “How to Sell or Redeem Shares,” please confirm that the disclosures relating to shareholder redemption requests that are required by Item 11(c)(7) and Item 11(c)(8) of Form N-1A are included and precisely described.

Response:	Registrant has reviewed Item 11(c)(7) and Item 11(c)(8) and confirms that appropriate disclosures are included and sufficiently described in the Prospectus.

Comment 19:	The section “How to Sell or Redeem Shares” discusses in-kind redemptions. Please consider clarifying the disclosure to indicate whether in-kind redemptions will be pro rata slices of Fund assets, individual securities or representative baskets (see Inv. Co. Act Rel. No. 323115, October 11, 2016 at 294).

Response:	Registrant believes that the current disclosure regarding in-kind redemptions is consistent with Item 11(c)(8) of Form N-1A.

Comment 20:	Under “Management of the Fund – Portfolio Managers,” please revise the disclosure to state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio.

Response:	The disclosure for portfolio managers required under Item 10(a)(2) of Form N-1A cross-references Item 5(b) of Form N-1A with respect to the identification of portfolio managers. Please see response to Comment 13.

Appendix C

Comment 21:	For “Appendix C – Financial Intermediary Waivers,” confirm that the Fund has identified all financial intermediaries that have specific sales charge waivers for any share classes.

Response:	Registrant confirms that the Fund has identified all such financial intermediaries.

Comment 22:	For “Appendix C – Financial Intermediary Waivers,” delete the reference to CDSC waivers on Class B shares because the Fund does not offer Class B shares.

Response:	The Prospectus will be revised in response to this comment.

Statement of Additional Information

Comment 23:	Provide additional disclosure in the “Investment Restrictions” section relating to the Investment Company Act of 1940 Act (the “1940 Act”) and applicable laws that describes the limitations on Fund investments; in particular, describe the current 1940 Act limitations referenced in the fundamental investment policies.

Response:	Registrant believes that the disclosure appropriately reflects the Fund’s fundamental and non-fundamental investment policies as approved by its Board of Directors. The Statement of Additional Information (“SAI”) will not be revised in response to this comment.

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Comment 24:	In the fourth paragraph under “Management of the Fund – Board of Directors Information – Experience, Skills, Attributes, and Qualifications of the Fund’s Directors,” consider dividing the disclosure on director experience into separate paragraphs, in light of “plain English” requirements.

Response:	Registrant believes that the disclosure is “clear, concise and understandable” and consistent with the plain English directive. The SAI will not be revised in response to this comment.

Comment 25:	Confirm supplementally that all missing data will be properly completed or updated as required in accordance with Form N-1A. Review and confirm that the disclosure responsive to Items 17 through 20 of Form N-1A will reflect the dates specified relating to calendar year or fiscal year.

Response:	Registrant will ensure that missing data is completed fully and accurately and will file a completed SAI under Rule 497.

Part C – Other Information

Comment 26:	The signature page in Part C indicates that the Post-Effective Amendment was signed by an officer on behalf of the Registrant pursuant to a power of attorney. Please confirm that the signature complies with Rule 483(b) of the Securities Act of 1933.

Response:	The Post-Effective Amendment was manually signed by the officer identified and not pursuant to a power of attorney. The asterisk indicating signature by the officer pursuant to a power of attorney was an inadvertent error.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq.

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